January 7, 2008

William H. Thompson
Branch Chief
U.S. Securities & Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: IWI Holding Limited

Dear Sir:

This letter is in response to your letter dated January 18, 2007 to Mr. Joseph K. Lau, Chairman and President of IWI Holding Limited (copy attached). The responses herein correspond with the questions of the letter of that date. The revised Form 20-F has been filed through EDGAR as Form 20-F/A, Amendment No. 2.

1.
The following language was added to the paragraph, Net Sales. The change in net sales resulted from a decrease in unit volume of approximately 8.1% which was partially offset by price increases of approximately 1.5%. Deleted was the separate sentence, “Approximately 1.5% of the changes are attributable to higher prices”.

2.	Controls and Procedures. Item 15, Controls and Procedures has been completely re-written and the old version has been deleted.
3.	Certifications. The certifications have been modified to address the specific concerns stated in Item 3.
4.
Inventories. The following language has been added to the Inventory footnote under Summary of Significant Accounting Policies: (raw materials and work in process for the light assembly operations for the string of pearls in the U.S. being the balance).

5.
Cost of Sales. Added to the cost of sales note under the Summary of Significant Accounting Policies was the following sentence. Inventory write-downs, purchasing and receiving costs, inspection costs as well as warehousing and distribution costs are included in cost of sales.

6.
We have not made a change to the Revenue Recognition footnote under Summary of Significant Accounting Policies as we believe the footnote as written already addresses your concerns. We do not bill shipping costs to our customers. Rather, our goods are F.O.B. our dock, which means that title passes and they are responsible for all costs from our dock onward. A customer shipping number is used for the delivery services which pick up such goods from our dock. Therefore, because no amounts are billed to customers for shipping and handling, no amount is included in revenues or of goods sold.

7.	Advertising Cost. The co-operation advertising allowance have been removed from both revenue and expenses.

The company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,

/s/ Hank Vanderkam
Hank Vanderkam
Legal Counsel for IWI Holding Limited